April 20, 2012

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Ms. Chambre Malone & Ms. Pamela Long

Re: Vantone Realty corporation

S-1 Registration Statement

File No: 333-179302

Dear Ms. Malone & Ms. Long,

We withdraw our request for accelerate the effectiveness as of 4:00 P.M., eastern standard time, as of Wednesday, April 25, 2012.

Sincerely,

/s/ Tian Su Hua

CEO/CFO